Morgan

03 FEB 14 AM 7:21

The Morgan Crucible Company plc

12th February 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

03003867

Office of International Corporate Finai
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Tracey Bigmore
Manager, Company Secretariat

dlw 2/19

Enclosure

RNS | The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Blocklisting Interim Review
Released	11:41 11 Feb 2003
Number	3320H

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN OVERSEAS EXECUTIVE SHARE OPTION SCHEME (1987)

3. Period of return: From: 30/07/02 to: 31/01/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
270,952

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
270,952

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
231,993,560

Contact for queries:

Name: MR D.J. COKER

Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN EXECUTIVE SHARE OPTION SCHEME (1984)

3. Period of return: From: 30/07/02 to: 31/01/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
210,104

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
210,104

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
1,000,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

700,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
231,993,560

Contact for queries:

Name: MR D.J. COKER
Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME

3. Period of return: From: 30/07/02 to: 31/01/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
122,601

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
122,601

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
1,000,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
231,993,560

Contact for queries:

Name: MR D.J. COKER
Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME 1995

3. Period of return: From: 30/07/02 to: 31/01/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
441,924

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
441,924

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
231,993,560

Contact for queries:

Name: MR D.J. COKER
Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN EXECUTIVE SHARE OPTION SCHEME 1995

3. Period of return: From: 30/07/02 to: 31/01/03

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
500,000

5.Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
500,000

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
231,993,560

Contact for queries:

Name: MR D.J. COKER

Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837222

END